UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

x	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File Number 001-13828

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SUNEDISON RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUNEDISON, INC.

13736 Riverport Drive
Maryland Heights, Missouri 63043

SUNEDISON RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To Participants, Administrator, and Investment Committee of the
SunEdison Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the SunEdison Retirement Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of SunEdison Retirement Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Brown Smith Wallace LLC

Saint Louis, Missouri
June 29, 2015

SUNEDISON RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets:
Non-interest bearing cash	$65,022	$—

Investments at fair value:
Shares of registered investment companies	90,838,583	131,184,818
SunEdison, Inc. common stock	16,822,243	18,214,054
Guaranteed Income Fund	21,602,299	36,411,654
Brokerage accounts	3,810,949	4,996,631
Pooled Separate Funds	22,182
Total Investments	133,096,256	190,807,157

Receivables:
Participant contributions	405,299	266,334
Employer contributions	260,834	191,243
Notes receivable from participants	2,980,121	3,883,076
Total Receivables	3,646,254	4,340,653

Net assets available for benefits	$136,807,532	$195,147,810
See accompanying notes to financial statements.

SUNEDISON RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2014 and 2013

	2014	2013
Additions:
Income from investments:
Interest and Dividend income	$2,499,832	$2,348,794
Net appreciation in fair value of investments	17,942,899	42,413,811
Total income from investments	20,442,730	44,762,605

Contributions:
Employer	8,791,464	8,265,962
Participants	11,833,208	11,127,986
Participant rollovers	2,604,634	938,544
Total contributions	23,229,306	20,332,492

Interest income from notes receivable from participants	107,619	119,133
Total additions	43,779,655	65,214,230

Deductions:
Benefit payments to participants	15,714,733	26,183,919
Administrative expenses	152,911	27,349
Total deductions	15,867,644	26,211,268
Net increase	27,912,011	39,002,962
Transfers to other plans (See Note 1)	(86,252,289)	—

Net Assets available for benefits:
Beginning of year	195,147,810	156,144,848
End of year	$136,807,532	$195,147,810
See accompanying notes to financial statements.

SUNEDISON RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(1)	Description of the Plan

The following description of the SunEdison Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established on April 1, 1989 under the provisions of Section 401(k) of the Internal Revenue Code and was restated January 1, 2012. The Plan is a defined contribution retirement savings plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), sponsored by SunEdison, Inc. (the “Company” or the "Plan Sponsor"). The SunEdison, Inc. Investment Committee is the designated administrator of the Plan (the “Plan Administrator”), including having the responsibility for reviewing the performance of the Plan’s investment alternatives. The members of the SunEdison, Inc. Investment Committee are employees of the Company.

(b)	Contributions

Participants may elect to contribute from 1% to 50% of their covered compensation as described in the Plan on a before-tax basis. The before-tax contribution is limited to the amount specified by Section 402(g) of the Internal Revenue Code ($17,500 in 2014 and 2013). Participants who attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). A participant is eligible to receive employer-matching contributions of 100% of the first 3% of the employee’s contribution, 50% of the next 2% contributed, and 20% of the next 1% contributed, up to 4.2% of the participant’s covered compensation for the Plan year. The Company additionally contributes 2% of compensation as a non-matching contribution on behalf of all participants.

(c)	Participant’s Accounts

Each participant account is comprised of the following subaccounts: a before-tax account, a non-matching account, a matching account, and a rollover account, as applicable. Participants may elect to participate and/or adjust contribution elections at any time. Each participant account is credited with participant contributions as specified by the participant; an allocation of the Company’s contributions; and the income, loss, appreciation, and depreciation attributable thereto.

(d)	Vesting

All participant accounts are immediately and fully vested.

(e)	Investment Options

Participants may direct investment or reinvestment of contributions credited to their individual accounts in any one or a combination of the available investment options in increments of 1% of the amount credited. Interfund transfers in and out of the SunEdison Stock Fund are limited to one per week. Participants may elect to adjust all other investment options daily.

In May 2010, the Company limited the amount of future contributions to the SunEdison Stock Fund to 15% of a participant’s total contributions. In addition, participants are not allowed to transfer existing balances into the SunEdison Stock Fund to the extent the amount invested would exceed 15% of the participant’s account balance.

Transamerica uses unitized accounting to recordkeep the SunEdison Stock Fund. The SunEdison Stock Fund is typically comprised of approximately 97% SunEdison common stock and 3% cash. Unitized accounting allows for same-day processing of transactions within the SunEdison Stock Fund. The unit value will fluctuate with the changes in the value of SunEdison common stock. The employee investor will retain all the benefits of a shareholder, including voting rights.

(f)	Notes Receivable from Participants

Participants may apply for and receive loans from their vested accounts. No more than two loans may be outstanding to a participant at any one time. The amount of loans to an individual participant shall not exceed the lesser of $50,000 or one-half of the vested portion of the account balance of the participant as of the date the loan is requested by the participant without regard to any contributions allocated to the account of the participant on or after such date. The minimum amount of any loan shall be $1,000. Loan terms range from one to five years bearing an interest rate based upon the prime rate on the last business day of a calendar quarter effective for loans made on and after the first business day of the subsequent quarter with the exception of loans for the purchase of a primary residence. As of December 31, 2014, notes receivable from participants bear interest rates from 3.25% to 3.46% and have various maturity dates through December 2019. Interest income on notes receivable from participants is recognized when earned.

(g)	Payment of Benefits

Under the terms of the Plan, participants or their designated beneficiaries are entitled to receive the amounts credited to their accounts upon normal retirement at age 65, early retirement, disability, or death. Distributions are made in the form of a lump-sum payment.

Participants who have attained age 59½ may elect to withdraw the amounts credited to their before-tax and safe harbor matching accounts and non-matching accounts. Participants who have not yet attained 59½ shall not be eligible to withdraw amounts credited to their before-tax and safe harbor matching accounts, and their non-matching accounts except as provided for hardship withdrawals of before-tax contributions.

Participants may elect to withdraw all or any portion of the amount credited to their rollover account.

In addition, hardship withdrawals are allowed for employees under age 59½ under certain circumstances in an amount equal to the value of accumulated before-tax contributions and the safe harbor match account. Account earnings are not eligible for inclusion in the withdrawal amount. Participants incurring a hardship withdrawal will not be eligible to make further contributions to the Plan for at least 6 months after the receipt of such distribution.

(h)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(i)	Additional Events
Effective January 2014, the Plan changed its trustee from Prudential Bank & Trust to State Street Bank & Trust (the "trustee"). Concurrently, the Plan changed its recordkeeper from Prudential Bank & Trust to Transamerica Retirement Solutions.

The investment options available to employees prior to January 2014 were replaced with the following options:

•	SecurePath for Life Retirement Income

•	SecurePath for Life 2010

•	SecurePath for Life 2015

•	SecurePath for Life 2020

•	SecurePath for Life 2025

•	SecurePath for Life 2030

•	Standard Stable Asset Fund I Stable Value

•	TLIC SecurePath for Life Group Annuity Contract

•	Vanguard Total Bond Market Index Signal
Investment options still available to employees as of January 2014 were the following funds:

•	Vanguard Institutional Index Fund

•	American Beacon Large Cap Value Institutional Fund

•	Eagle Small Cap Growth I Fund

•	Goldman Sachs Small Cap Value Institutional Fund

•	JP Morgan Large Cap Growth Select Fund

•	JP Morgan Mid Cap Value Fund

•	Thornburg International Value R5 Fund

•	T. Rowe Price Capital Appreciation Fund

•	SunEdison Stock Fund

•	Metropolitan West Bond Fund

•	Vanguard Total Bond Market Index Signal

•	Eaton Vance Atlanta Capital
On May 30, 2013, after stockholder approval at the Company's Annual Meeting of Stockholders, the Company changed its name from MEMC Electronic Materials, Inc. to SunEdison, Inc. As a result of the name change, the name of the Plan changed from "MEMC / SunEdison Retirement Savings Plan" to "SunEdison Retirement Savings Plan." Effective June 3, 2013, the Company's stock symbol on the New York Stock Exchange changed from "WFR" to "SUNE" to reflect the new corporate name.

Following the initial public offering of SunEdison Semiconductor Limited, previously a wholly owned subsidiary of SunEdison, Inc., on May 28, 2014, SunEdison Semiconductor Limited created a separate retirement savings plan. On June 24, 2014, a transfer of $86,252,289 was made out of the Plan to remove all funds associated with SunEdison Semiconductor Limited employees.

(2)	Summary of Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The Plan's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit payments, which are recorded when paid.

(b)	Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Investment in Insurance Contracts

The Standard Stable Asset is a group annuity contract issued by Standard Insurance Company. The plan sponsor receives a direct guarantee of principal and accrued interest from the Standard Insurance Company. The guarantee is backed by the full faith and creditworthiness of Standard. Guarantees are based on the claims-paying ability of the Standard Insurance Company and not on the value of the securities within the general account. The Standard Insurance Company has consistently received strong, favorable financial strength ratings through the years and there are no reserves against contract value for credit risk of the contract issuer or otherwise.
The Standard Stable Asset is included at its carrying value in the statements of net assets available for benefits, which approximated its fair value at each of December 31, 2014 and 2013. The contract value of the investment approximates the fair value, due to the nature of the investment contracts not having a fair value adjustment upon discontinuance.

(d)	Valuation of Investments

Investments are reported at fair value, which is the price that would be received for selling an asset or paid to transfer a liability in a normal transaction between market participants at a measurement date. See Note 6 for discussion of fair value measurements. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation amount reported includes the Plan's gains and losses on investments bought and sold as well as held during the year.

(e)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document. No allowance for credit losses has been recorded as of December 31, 2014 or 2013.

(f)	Administrative Expenses

The reasonable expenses incident to the operation of the Plan are paid out of the trust fund, unless the Company, in its sole discretion, elects at any time to pay part or all of such expenses.

(g)	New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2015-07, “Fair Value Measurements (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”. The ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient and removes the requirement to make certain disclosures on these investments. The ASU requires retrospective adoption and is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The adoption of this ASU is not expected to have a significant impact on the Plan's financial statements.

(h)	Subsequent Events
We have evaluated subsequent events or transactions that occurred after the balance sheet date of December 31, 2014 up through June 29, 2015, which is the date the accompanying financial statements and supplemental schedule were issued.

(3)	Trust Fund Managed by the Trustee

The Plan assets are maintained in a trust fund. The investments and changes therein of this trust fund have been reported to the Plan by the trustee.

(4)	Tax Status

The Internal Revenue Service issued its latest determination letter on May 14, 2014, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and is qualified, therefore no provision for income taxes has been included in the accompanying financial statements.

The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is no longer subject to income tax examinations for years prior to 2011.

(5)	Investments

The following table presents investments that represent 5% or more of the net assets available for benefits at December 31, 2014 and 2013.

	2014	2013

Guaranteed Income Funds *	$21,602,299	$36,411,654
Vanguard Institutional Index Fund	19,032,864	28,768,504
SunEdison Stock Fund	16,822,243	18,214,054
Thornburg International Value R5 Fund	11,363,308	16,411,333
PIMCO Total Return Bond Fund	**	14,664,288
American Beacon Large Cap Value Institutional Fund	11,783,867	14,428,383
Metropolitan West Total Return Bond I	8,668,124	**
JPMorgan Large Cap Growth Select	7,415,731	**
Goldman Sachs Small Cap Value Institutional Fund	7,202,171	12,194,623
T. Rowe Price Capital Appreciation Fund	**	12,002,166
Eagle Small Cap Growth I Fund	7,058,183	11,680,675

* Amounts represent contract value.
** Investment did not exceed the 5% threshold for the plan year

The Plan’s investments (including investments bought, sold, and held during the year) appreciated in value by $17,942,899 and $42,413,811 in 2014 and 2013, respectively, as follows:

	2014	2013

Shares of registered investment companies	$8,197,256	$25,288,064
SunEdison, Inc. common stock	9,527,805	15,818,869
Brokerage accounts	217,838	1,306,878
Net appreciation in fair value	$17,942,899	$42,413,811

(6)	Fair Value Measurements

Fair value accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, and are based on market data obtained from sources independent of the Plan. Unobservable inputs reflect assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy consists of three levels based on the reliability of inputs as follows:

▪
Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

▪
Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability. Valuations for Level 2 assets are prepared on an individual asset basis using data obtained from recent transactions for identical securities in inactive markets or pricing data from similar assets in active and inactive markets.

▪	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are only used when Level 1 or Level 2 inputs are not available. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Level 1 Fair Value Measurements

▪
Investments in common stocks and registered investment companies (mutual funds) are actively traded and valued using quoted market prices. Participant-directed brokerage accounts are mainly comprised of these types of investments, and as a result, are classified as Level 1.

Level 2 Fair Value Measurements

•
Investments in the Guaranteed Income Fund valued at contract (book) value represent deposits made to the contract, plus earnings at guaranteed interest rates, less withdrawals and fees. The contract is affected directly between the Plan and the issuer. The repayment of principal and interest credited to participants is a financial obligation of the issuer. Interest is credited on contract balances using a single “portfolio rate” approach and is reset semi-annually to prevailing market rates. As such, fair value approximates contract value.

•	Investment in the pooled separate account is valued at net asset value expedient to fair value. There are no unfunded commitments or other restrictions on this target date investment.

The Plan’s investments are reported at fair value in the accompanying statements of net assets available for benefits. There were no transfers into or out of Level 1, Level 2, and Level 3 investments during the year ended December 31, 2014. The below table represents the Plan fair value by investment type and by measurement level.

December 31, 2014	Fair Value	Level 1	Level 2	Level 3
Registered investment companies:
U.S. equity funds	$69,361,126	$69,361,126	$—	$—
International equity funds	11,363,308	11,363,308	—	—
Bond funds	10,114,149	10,114,149	—	—
Registered investment companies	90,838,583	90,838,583	—	—
SunEdison, Inc. common stock	16,822,243	16,822,243	—	—
Pooled Separate Account	22,182		22,182
Guaranteed Income Fund	21,602,299	—	21,602,299	—
Brokerage accounts (a)	3,810,949	3,810,949	—	—
Total Investments	$133,096,256	$111,471,775	$21,624,481	$—

December 31, 2013	Fair Value	Level 1	Level 2	Level 3
Shares of registered investment companies:
U.S. equity funds	$99,075,105	$99,075,105	$—	$—
International equity funds	16,411,333	16,411,333	—	—
Bond funds	14,664,288	14,664,288	—	—
Other	1,034,092	1,034,092		—
Total shares of registered investment companies	131,184,818	106,782,875	—	—
SunEdison, Inc. common stock	18,214,054	18,214,054	—	—
Guaranteed Income Fund	36,411,654	—	36,411,654	—
Brokerage accounts (a)	4,996,631	4,996,631	—	—
Total Investments	$190,807,157	$115,421,224	$36,411,654	$—

(a)	Brokerage accounts are invested in a variety of categories of common stocks, mutual funds and other investments as directed by participants.

(7)	Investment Contracts

The Plan invests in a benefit responsive investment contracts, known as a Guaranteed Income Fund ("GIF"). The fair values of the Plan's investment contracts have been determined using a “portfolio rate” approach to approximate contract value, as the terms of the contracts prohibit transfer or assignment of rights under the contracts and provide for all distributions at contract value, frequent re-setting of contractual interest rates based upon market conditions, no significant liquidity restrictions and no defined maturities. Generally, there are no events that could limit the ability of the Plan to transact at contract value and there are no events that allow the issuer to terminate the contract and which require the Plan to settle at an amount different than contract value. Upon a discontinuance of the contract by the Plan Sponsor, contract value would be paid no later than 30 days from the date the Plan Sponsor provides notice to discontinue. In addition, management has determined that no adjustment from contract value is required for credit quality considerations.

Contract value represents contributions made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The average yield earned by the Plan, based on actual earnings and credited to Plan participants, was 2.01% and 2.15% as of December 31, 2014 and 2013, respectively. No adjustment is required to reconcile between the average earnings credited to the Plan and the average earnings credited to the participants. The same crediting interest rate is applied to the entire contract value and is reviewed on a semi-

annual basis for resetting. The factors considered in establishing the crediting interest rate include current economic and market conditions, the general interest rate environment, and both actual and expected experience of a reference portfolio within the general account. The guaranteed minimum interest rate is 2.00% as of December 31, 2014. During 2014 the GIF, the Stable Asset Fund, were backed by the financial strength of Standard Insurance Company.

(8)	Related Party Transactions

State Street Bank & Trust was the trustee for the year ended December 31, 2014. Prudential Bank & Trust was the trustee for the year ended December 31, 2013. Fees paid by the Plan to the trustees for investment management services were $76,193 and $27,349 in 2014 and 2013, respectively. These fees qualify as party-in-interest transactions.

At December 31, 2014 and 2013, the Plan held 1,203,446 and 1,395,713 shares, respectively, of common stock of the Company, the sponsoring employer, with a fair market value of $16,822,243 and $18,214,054, respectively. The Plan recorded net appreciation in fair value for the period ended December 31, 2014 of 9,527,804.93 and appreciation in fair value for the period ended December 31, 2013 of 15,818,869 from the Company's common stock.

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Schedule of Assets Held for Investment Purposes at End of Year
Form 5500 – Schedule H – Item 4i
December 31, 2014
(See Independent Auditor’s Report)

	Identity of issuer, borrower, lessor or similar party	Description of issue, maturity date, rate of interest, collateral, par or maturity value	Current Value
**	Standard Stable Asset Fund	Group Annuity	$21,602,299
**	Vanguard Institutional Index	Mutual Fund	19,032,864
**	SunEdison Stock Fund*	Common Stock	16,822,243
**	American Beacon Large Cap Value	Mutual Fund	11,783,867
**	Thornburg International Value R5	Mutual Fund	11,363,308
**	Metropolitan West Total Return Bond I	Mutual Fund	8,668,124
**	JP Morgan Large Cap Growth	Mutual Fund	7,415,731
**	Goldman Sachs Small Cap Value	Mutual Fund	7,202,171
**	Eagle Small Cap Growth	Mutual Fund	7,058,183
**	T. Rowe Price Capital Appreciation	Mutual Fund	6,725,560
**	Eaton Vance Atlanta Capital	Mutual Fund	5,932,206
**	Brokerage Securities	Brokerage	3,810,949
**	JP Morgan Mid Cap Value	Mutual Fund	3,553,783
**	Vanguard Total Bond Market Index Fund	Mutual Fund	1,446,025
**	Prudential Inc. Flex Target	Mutual Fund	656,761
**	Cash Reserve Account*	Cash	65,022
**	SecurePath for Life 2025	Pooled Separate Account	22,182
	Total Investments		$133,161,278

Notes Receivable from Participants*		Interest rates range from 3.25% to 3.46% with various maturities through 2019	$2,980,120.77

* Represents a party-in-interest allowable by ERISA
** Cost information is omitted for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SunEdison, Inc.
SunEdison Retirement Savings Plan

By:	SunEdison, Inc. Investment Committee
Plan Administrator

By:	/s/ Matthew Herzberg
Matthew Herzberg, Member, SunEdison, Inc. Investment Committee

Date: June 29, 2015

EXHIBIT INDEX

Exhibit No.                Description

23.1	Consent of Brown Smith Wallace, LLC